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                                 BE FREE, INC.
                       154 CRANE MEADOW ROAD, SUITE 100
                       MARLBOROUGH, MASSACHUSETTS  01752



                              March 1, 2001



BY FACSIMILE AND DIRECT (MODEM) TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re:  Withdrawal of Registration Statement (No. 333-37776)
          ----------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the registration statement, File No. 333-37776 (the "Registration Statement"), of Be Free, Inc. Be Free requests that this withdrawal be effective as of March 2, 2001.

     Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto," which is to be placed in the file for the Registration Statement.

     Please direct all inquiries to Matthew Gardella of Hale and Dorr LLP (counsel to Be Free) at (617) 526-6280 or Nathaniel Sisitsky (617) 526-6888 of that office.

                              Very truly yours,


                              /s/ Gordon B. Hoffstein
                              -----------------------------
                              Gordon B. Hoffstein